0&2-02867

SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8º Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS
CORPORACION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 7 2007
WASH. D.C.
199

07021484

By FEDEX

February 28, 2007

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C.
U.S.A. 20549

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Quarter 2006.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluisrassini.com or by telephone to the number (5255) 5229-5844.

If you have any question or comment, do not hesitate to contact me

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

Best Regards

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE DICIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	7,336,885	100	7,737,330	100
s02	ACTIVO CIRCULANTE	1,924,852	26	2,136,254	28
s03	EFECTIVO E INVERSIONES TEMPORALES	273,369	4	323,846	4
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	821,926	11	879,049	11
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	190,767	3	177,023	2
s06	INVENTARIOS	594,394	8	521,425	7
s07	OTROS ACTIVOS CIRCULANTES	44,396	1	234,911	3
s08	ACTIVO A LARGO PLAZO	92,558	1	82,022	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	5,532	0	8,461	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	84,284	1	70,782	1
s11	OTRAS INVERSIONES	2,742	0	2,779	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,311,611	59	4,455,451	58
s13	INMUEBLES	1,299,317	18	1,284,348	17
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,811,351	79	5,633,043	73
s15	OTROS EQUIPOS	151,350	2	186,312	2
s16	DEPRECIACION ACUMULADA	3,040,626	41	2,783,023	36
s17	CONSTRUCCIONES EN PROCESO	90,219	1	134,771	2
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	563,412	8	607,583	8
s19	OTROS ACTIVOS	444,452	6	456,020	6
s20	PASIVO TOTAL	4,454,436	100	4,721,929	100
s21	PASIVO CIRCULANTE	1,789,971	40	1,716,693	36
s22	PROVEEDORES	929,018	21	823,568	17
s23	CREDITOS BANCARIOS	377,292	8	365,613	8
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	0	0	0	0
s26	OTROS PASIVOS CIRCULANTES	483,661	11	527,512	11
s27	PASIVO A LARGO PLAZO	2,501,602	56	2,858,071	61
s28	CREDITOS BANCARIOS	2,501,602	56	2,858,071	61
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	162,863	4	147,165	3
s33	CAPITAL CONTABLE	2,882,449	100	3,015,401	100
s34	CAPITAL CONTABLE MINORITARIO	1,814,720	63	1,874,877	62
s35	CAPITAL CONTABLE MAYORITARIO	1,067,729	37	1,140,524	38
s36	CAPITAL CONTRIBUIDO	2,461,218	85	2,461,218	82
s79	CAPITAL SOCIAL PAGADO	1,031,868	36	1,031,868	34
s39	PRIMA EN VENTA DE ACCIONES	1,429,350	50	1,429,350	47
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	(1,393,489)	(48)	(1,320,694)	(44)
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,346,804	220	6,565,493	218
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,740,293)	(269)	(7,886,187)	(262)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	273,369	100	323,846	100
s46	EFECTIVO	164,294	60	191,150	59
s47	INVERSIONES TEMPORALES	109,075	40	132,696	41
s07	OTROS ACTIVOS CIRCULANTES	44,396	100	234,911	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	44,396	100	234,911	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	563,412	100	607,583	100
s48	GASTOS AMORTIZABLES (NETO)	146,944	26	174,956	29
s49	CREDITO MERCANTIL	416,468	74	432,627	71
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	444,452	100	456,020	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	32,666	7	35,573	8
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	354,313	80	309,184	68
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	57,473	13	111,263	24
s21	PASIVO CIRCULANTE	1,789,971	100	1,716,693	100
s52	PASIVOS EN MONEDA EXTRANJERA	1,535,133	86	1,483,970	86
s53	PASIVOS EN MONEDA NACIONAL	254,838	14	232,723	14
s26	OTROS PASIVOS CIRCULANTES	483,661	100	527,512	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	100,093	21	121,910	23
s68	PROVISIONES	151,092	31	148,229	28
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	232,476	48	257,373	49
s27	PASIVO A LARGO PLAZO	2,501,602	100	2,858,071	100
s59	PASIVO EN MONEDA EXTRANJERA	2,501,602	100	2,858,071	100
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	162,863	100	147,165	100
s66	IMPUESTOS DIFERIDOS	2,764	2	0	0
s91	PASIVOS LABORALES	102,051	63	91,549	62
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	58,048	36	55,616	38
s79	CAPITAL SOCIAL PAGADO	1,031,868	100	1,031,868	100
s37	NOMINAL	27,942	3	27,942	3
s38	ACTUALIZACION	1,003,926	97	1,003,926	97

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,346,804	100	6,565,493	100
s93	RESERVA LEGAL	17,389	0	17,389	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	577,410	9	577,410	9
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	5,970,696	94	5,993,038	91
s45	RESULTADO DEL EJERCICIO	(218,691)	(3)	(22,344)	0
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,740,293)	100	(7,886,187)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,254,267)	94	(7,400,846)	94
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(478,144)	6	(478,144)	6
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	(7,882)	0	(7,197)	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DATOS INFORMATIVOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	0	3,240
s63	OTROS CREDITOS CON COSTO DE (S32)	0	0
s72	CAPITAL DE TRABAJO	134,881	419,561
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	79,367	85,887
s74	NUMERO DE FUNCIONARIOS (*)	15	15
s75	NUMERO DE EMPLEADOS (*)	1,153	1,143
s76	NUMERO DE OBREROS (*)	4,022	4,518
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	289,729,708
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 4 — AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	6,854,426	100	7,106,422	100
r02	COSTO DE VENTAS	5,687,557	83	5,911,174	83
r03	RESULTADO BRUTO	1,166,869	17	1,195,248	17
r04	GASTOS DE OPERACION	843,863	12	813,688	11
r05	RESULTADO DE OPERACION	323,006	5	381,560	5
r06	COSTO INTEGRAL DE FINANCIAMIENTO	332,949	5	235,621	3
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	(9,943)	0	145,939	2
r08	OTROS GASTOS Y PRODUCTOS (NETO)	35,041	1	(12,072)	0
r44	PARTIDAS ESPECIALES	122,032	2	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(167,016)	(2)	158,011	2
r10	PROVISIONES PARA IMPUESTOS Y PTU	92,338	1	173,255	2
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(259,354)	(4)	(15,244)	0
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	8,675	0	2,615	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	(250,679)	(4)	(12,629)	0
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(250,679)	(4)	(12,629)	0
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(14,743)	0	(8,307)	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	(235,936)	(3)	(4,322)	0
r19	RESULTADO NETO MINORITARIO	(17,245)	0	18,022	0
r20	RESULTADO NETO MAYORITARIO	(218,691)	(3)	(22,344)	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS | TRIMESTRE: 4 | AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	6,854,426	100	7,106,422	100
r21	NACIONALES	2,427,400	35	2,457,421	35
r22	EXTRANJERAS	4,427,026	65	4,649,001	65
r23	CONVERSION EN DOLARES (***)	614,856	9	616,821	9
r06	COSTO INTEGRAL DE FINANCIAMIENTO	332,949	100	235,621	100
r24	INTERESES PAGADOS	405,199	122	392,393	167
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	32,325	10	44,765	19
r26	INTERESES GANADOS	27,846	8	16,828	7
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	26,131	8	(115,006)	(49)
r28	RESULTADO POR POSICION MONETARIA	(102,860)	(31)	(69,703)	(30)
r10	PROVISIONES PARA IMPUESTOS Y PTU	92,338	100	173,255	100
r32	I.S.R. - IMPAC CAUSADO	51,178	55	50,127	29
r33	I.S.R. - IMPAC DIFERIDO	27,438	30	93,359	54
r34	P.T.U. CAUSADA	22,720	25	20,558	12
r35	P.T.U. DIFERIDA	(8,998)	(10)	9,211	5

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	7,226,025	7,525,767
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	6,854,426	7,106,422
r39	RESULTADO DE OPERACIÓN (**)	323,006	381,560
r40	RESULTADO NETO MAYORITARIO (**)	(218,691)	(22,344)
r41	RESULTADO NETO (**)	(235,936)	(4,322)
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	357,365	347,473

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS　　TRIMESTRE: 4　　AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2006 Y 2005　　CONSOLIDADO

(MILES DE PESOS)　　Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,640,562	100	1,780,197	100
rt02	COSTO DE VENTAS	1,383,325	84	1,452,018	82
rt03	RESULTADO BRUTO	257,237	16	328,179	18
rt04	GASTOS DE OPERACION	209,198	13	201,494	11
rt05	RESULTADO DE OPERACION	48,039	3	126,685	7
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(9,598)	(1)	66,271	4
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	57,637	4	60,414	3
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	27,536	2	37,538	2
rt44	PARTIDAS ESPECIALES	122,032	7	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(91,931)	(6)	22,876	1
rt10	PROVISIONES PARA IMPUESTOS Y PTU	24,862	2	40,084	2
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(116,793)	(7)	(17,208)	(1)
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	2,038	0	1,022	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	(114,755)	(7)	(16,186)	(1)
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(114,755)	(7)	(16,186)	(1)
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(14,743)	(1)	50	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	(100,012)	(6)	(16,236)	(1)
rt19	RESULTADO NETO MINORITARIO	(5,695)	0	24,569	1
rt20	RESULTADO NETO MAYORITARIO	(94,317)	(6)	(40,805)	(2)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 4 — AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

SANLUIS CORPORACION, S. A. DE C. V. — DESGLOSE DE PRINCIPALES CONCEPTOS — CONSOLIDADO

(MILES DE PESOS) — Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,640,562	100	1,780,197	100
rt21	NACIONALES	586,420	36	760,337	43
rt22	EXTRANJERAS	1,054,142	64	1,019,860	57
rt23	CONVERSION EN DOLARES (***)	149,184	9	159,934	9
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(9,598)	100	66,271	100
rt24	INTERESES PAGADOS	102,486	(1068)	109,955	166
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	11,393	(119)	11,264	17
rt26	INTERESES GANADOS	11,951	(125)	4,601	7
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(71,880)	749	(24,156)	(36)
rt28	RESULTADO POR POSICION MONETARIA	(39,646)	413	(26,191)	(40)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	24,862	100	40,084	100
rt32	I.S.R. - IMPAC CAUSADO	4,948	20	11,028	28
rt33	I.S.R. - IMPAC DIFERIDO	16,508	66	20,272	51
rt34	P.T.U. CAUSADA	4,280	17	891	2
rt35	P.T.U. DIFERIDA	(874)	(4)	7,893	20

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS | TRIMESTRE: 4 | AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	88,814	90,957

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	(235,936)	(4,322)
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	547,528	504,575
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	311,592	500,253
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	135,928	238,623
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	447,520	738,876
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(348,030)	(488,546)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(348,030)	(488,546)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(149,967)	(107,535)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(50,477)	142,795
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	323,846	181,051
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	273,369	323,846

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 4 — AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V. — ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS — CONSOLIDADO

(MILES DE PESOS) — Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	547,528	504,575
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	357,365	347,473
c41	+ (-) OTRAS PARTIDAS	190,163	157,102
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	135,928	238,623
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	57,123	55,377
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(72,969)	107,663
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	62,263	134,447
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	105,450	(92,607)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(15,939)	33,743
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(348,030)	(488,546)
c23	+ FINANCIAMIENTOS BANCARIOS	(91,319)	(275,863)
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(253,471)	(208,922)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(3,240)	(3,761)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(149,967)	(107,535)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(149,967)	(93,378)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	0	(14,157)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(0.75)		$	(0.07)	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(0.81)		$	(0.04)	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	(0.03)	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	3.69		$	3.79	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		0.97	veces		0.89	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(4.74)	veces		(45.30)	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

RAZONES Y PROPORCIONES

CONSOLIDADO Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	(3.44)	%	(0.06)	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	(20.48)	%	(1.95)	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	(3.21)	%	(0.05)	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(43.59)	%	(1,612.74)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.93	veces	0.91	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	1.58	veces	1.59	veces
p08	ROTACION DE INVENTARIOS(**)	9.56	veces	11.33	veces
p09	DIAS DE VENTAS POR COBRAR	37.53	dias	38.72	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	14.07	%	12.16	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	60.71	%	61.02	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	1.54	veces	1.56	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	90.62	%	91.95	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	58.02	%	64.14	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	0.79	veces	0.97	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.53	veces	1.50	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.07	veces	1.24	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.74	veces	0.94	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.43	veces	0.45	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	15.27	%	18.86	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	4.54	%	7.03	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.98	%	3.35	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.10	veces	1.88	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	(0.00)	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	86.83	%

(**) INFORMACION ULTIMOS DOCE MESES

SANLUIS Corporación, S.A.B. de C.V. y subsidiarias
Resultados al 4o. Trimestre de 2006
(Cifras en millones de US dólares)

México D.F. a 27 de febrero de 2007

SANLUIS Corporación, S.A.B. de C.V. (BMV: *SANLUIS*), una empresa industrial mexicana dedicada a la manufactura de autopartes (componentes de Suspensión y *Frenos*), informa sus resultados obtenidos en el cuarto trimestre de 2006.

- Las ventas del cuarto trimestre de 2006 fueron de US$ 149.2 millones, y de US$ 614.9 millones para los doce meses del año.
- La UAFIRDA (Utilidad de Operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de US$ 12.5 millones (8% a ventas) en el cuarto trimestre de 2006, y de US$ 61.0 millones (10% a ventas) en el año.
- De la comparación contra el mismo trimestre del año pasado, las ventas decrecen en 7% y la UAFIRDA en 35%; comparando contra los doce meses del año anterior, las ventas se mantienen prácticamente iguales y la UAFIRDA disminuye 4%.

En 2006, los resultados operativos consolidados de SANLUIS presentan niveles de venta prácticamente iguales a los de 2005 debido principalmente a la importante reducción en el volumen de producción y venta que se dio en los últimos cinco meses del año en el mercado automotriz de los Estados Unidos, lo cual nos llevó a menores ventas en nuestros principales productos (muelles y discos para frenos), las cuales se compensaron con muy buenos niveles de venta en el negocio de Suspensiones en Brasil y mayores ventas de Resortes en la región NAFTA.

Para 2006, las ventas de la División Suspensiones (84% del volumen de ventas) fueron 12% superiores a las del año anterior, teniendo una disminución del 1% en Norteamérica y un crecimiento del 10% en Brasil, a la vez que por mejores precios de venta como resultado de mezcla de productos y lanzamiento de nuevas plataformas. En la División Frenos (16% de la venta consolidada) las ventas disminuyeron 8% durante este periodo, debido al término de la vida útil de la principal plataforma automotriz que surtimos durante los últimos ocho años, y al arranque diferido de los nuevos contratos que obtuvimos, y con los cuales pretendemos sustituir en el futuro inmediato dicho volumen perdido.

Resultados Consolidados
(cifras en millones de dólares)

	2005				Total 2005
Trimestre #	1	2	3	4	
Ventas por División:					
- Suspensiones	124.7	131.8	121.0	132.9	510.4
- Frenos	26.7	27.2	25.5	27.0	106.4
Total Ventas	151.4	159.0	146.5	159.9	616.8
Uafirda	15.2	17.6	11.4	19.1	63.3
Margen(Uafirda/Vtas.)	10%	11%	8%	12%	10%

	2006				Total 2006
Trimestre #	1	2	3	4	
Ventas por División:					
- Suspensiones	131.5	145.6	115.0	124.5	516.6
- Frenos	24.5	24.1	25.0	24.7	98.3
Total Ventas	156.0	169.7	140.0	149.2	614.9
Uafirda	18.6	22.4	7.5	12.5	61.0
Margen(Uafirda/Vtas.)	12%	13%	5%	8%	10%

El margen operativo (UAFIRDA/Ventas) en el periodo enero-diciembre 2006 es similar al obtenido en el mismo periodo del año anterior (10%), reflejando las caídas en volumen sufridas en la segunda parte del año, y los mayores costos de energía y materias primas netos de las recuperaciones logradas vía precio de venta y mayores productividades en planta.

A pesar de mantener nuestros márgenes operativos, el resultado después de gastos financieros (EBITDA menos gastos financieros netos) es 11.4% inferior al año anterior debido al incremento en las tasas de interés internacionales. Por otra parte, la devaluación del peso contra el dólar durante el año, genera una pérdida cambiaria de US$2.3 millones de dólares por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que junto con las ganancias monetarias sobre la posición pasiva neta de la empresa, la pequeña utilidad realizada en la compra a descuento de parte de la deuda pendiente de reestructura a nivel de la empresa Tenedora, y el reconocimiento de una pérdida en valor en los activos productivos del negocio de Barras de Torsión al reducirse significativamente sus perspectivas futuras de venta, producen finalmente una pérdida neta de US$(19.6) millones de dólares que compara desfavorablemente contra la pérdida de US$(1.9) millones de dólares reportada en el mismo periodo del año anterior, en el cual por una revaluación del peso vs. el dólar tuvimos una utilidad cambiaria de US$10 millones de dólares.

Sin embargo, gracias a un buen manejo del Capital de Trabajo y a menores inversiones de las presupuestadas en Maquinaria y Equipo, se compensó la menor utilidad de operación, de tal manera que la generación de efectivo antes del servicio de la deuda fue de US$58.4 millones de dólares, igual a la del año anterior, permitiéndonos cubrir así un mayor gasto por intereses y amortizar US$23.7 millones de dólares de deuda en 2006. El saldo final de la deuda consolidada al cierre del año se ubica en US$266.3 millones de dólares, y sus principales vencimientos se concentran en los años 2010 y 2011.

Con las medidas tomadas hasta el momento consideramos que podremos mantener nuestra participación preponderante dentro del segmento de Suspensiones en la región NAFTA y en el área MERCOSUR, al mismo tiempo que estamos dirigiendo el crecimiento de Frenos hacia una base más diversificada de clientes y con una mezcla de productos de mayor valor agregado. Estas acciones sin duda redundarán eventualmente en una recuperación de los niveles de rentabilidad operativa que la empresa tuvo previo a los desajustes generados por el alza en los precios de las materias primas y de energía a nivel mundial.

SANLUIS

SANLUIS es una empresa dedicada a la producción de componentes para suspensiones y frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: Muelles (parabólicas y multi-hoja), Resortes, Barras de Torsión, Bujes hule-metal, y Barras Estabilizadoras. En el negocio de Frenos se producen Discos y Tambores.

SANLUIS-Rassini tiene una participación del 92% en el mercado de muelles para camiones ligeros en la región Nafta (Estados Unidos, México y Canadá). En el negocio de Frenos, SANLUIS-Rassini mantiene una participación del 12% en el segmento de vehículos ligeros en Estados Unidos y México. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford Motor Company, Daimler-Chrysler, Nissan, Volkswagen y Toyota.

SANLUIS Corporación, S.A.B. DE C.V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2006 Y DE 2005

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2006, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA:

La principal actividad de SANLUIS Corporación, S.A.B. de C.V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (77% en 2006 y 80% en 2005) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co-Inter, S.A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S.A. de C.V.	100
SANLUIS Rassini Autopartes, S.A. de C.V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S.A. de C.V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	50.1
Rassini Torsion Bars, S.A. de C.V.	Manufactura y venta de barras de torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS, Developments, LLC	100

SANLUIS Developments, LLC	Tenedora de Fundimak, S.A. de C.V.	47.6
Fundimak, S.A. de C.V. y subsidiarias(Rassini Frenos, S.A. de C.V. e Inmobiliaria Rassini, S.A. de C.V.)	Manufactura y venta de discos y tambores para sistemas de frenos	44.6
Asociada:		
Brembo Rassini, S.A. de C.V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros, se resumen a continuación:

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con las Normas de Información Financiera (NIF), emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- Los inventarios y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La utilidad (pérdida) por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado. Los rendimientos correspondientes se registran en los resultados del año. La compañía mantiene su efectivo e inversiones temporales con instituciones financieras reconocidas e históricamente no ha experimentado alguna pérdida por la concentración del riesgo de crédito.

Las inversiones en valores incluyen inversiones en títulos de deuda y de capital, y se clasifican de acuerdo con la intención de su uso que la Administración les asigna al momento de su adquisición en: títulos de deuda para conservar al vencimiento, instrumentos financieros con fines de negociación e instrumentos financieros disponibles para su venta. Al 31 de diciembre de 2006 y de 2005 la compañía tiene instrumentos financieros con fines de negociación, los cuales se registran inicialmente a su costo de adquisición y posteriormente se valúan a su valor de mercado, el cual se asemeja a su valor razonable. Las diferencias por valuación de estos instrumentos al cierre de cada período se registran en los resultados del año al que correspondan.

A partir del 1 de enero de 2005 la compañía adoptó las adecuaciones al Boletín C-2 Instrumentos Financieros, el cual establece que los efectos por valuación de los instrumentos disponibles para su venta, se registren como una partida de la utilidad integral dentro del capital contable y se determinen los efectos por deterioro de los instrumentos financieros. La adopción de este boletín no tuvo efecto en los estados financieros que se acompañan.

d. Cuentas por cobrar

Las cuentas por cobrar se reconocen inicialmente al valor pactado originalmente y posteriormente este valor se ajusta disminuyendo la estimación de cuentas incobrables. Esta estimación se registra cuando hay evidencia objetiva de que la compañía no será capaz de cobrar total o parcialmente los montos acordados en los términos originales.

e. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima. Los materiales de operación se valúan a su costo de adquisición. La compañía registra una estimación para inventarios obsoletos o de lento movimiento ante la evidencia de cualquier exceso sobre el valor neto de realización del mismo. Los valores así determinados no exceden al valor de mercado.

El costo de ventas incluye el costo del inventario vendido durante el período, incluyendo los gastos de compra y embarque. El costo de ventas se determina por el método de primeras entradas-primeras salidas.

f. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan a su costo menos su depreciación acumulada, los cuales se actualizan como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

Cuando los inmuebles, maquinaria y equipo son vendidos o se dispone de éstos de otra forma, la utilidad o pérdida se reconoce en el estado de resultados por la diferencia

entre su valor neto contable y los recursos obtenidos en su disposición.

g. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo y se actualizan mediante la aplicación de factores derivados del INPC.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones en acciones y en caso de existir indicios de deterioro su valor en libros se ajusta a su valor estimado de realización.

h. Revisión del valor en libros de los activos de larga duración

La compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración con base en el valor presente de los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor.

Ciertos eventos entre los que se encuentran condiciones desfavorables que han prevalecido en el sector automotriz de Norteamérica durante los últimos años, han tenido como consecuencia que algunos contratos de abastecimiento relacionados con el negocio de barras de torsión con su principal cliente no hayan sido renovados, así como el incremento en los precios de la materia prima como resultado de la escasez mundial del acero, afectando las ventas de negocio de manera significativa.

Como respuesta a estos eventos, la compañía está efectuando acciones importantes para obtener nuevos clientes y mejorar su productividad.

Como resultado de lo anterior al 31 de diciembre de 2006 se reconoció una pérdida neta sobre el valor de los activos de larga duración involucrados con el negocio de barras de torsión, así como ciertos activos en otras unidades de negocio que por sus condiciones de uso tuvieron que ser ajustados, cuyo importe ascendió a $122,032, el cual se presenta por separado como una partida especial en el estado consolidado de resultados.

i. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos su correspondiente amortización acumulada al 31 de diciembre de 2004. A partir del 1 de enero de 2005 la compañía adoptó las disposiciones del Boletín B-7 Adquisiciones de Negocios, consecuentemente, a partir de esa fecha el exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) no se amortiza y su valor está sujeto a pruebas anuales de deterioro.

j. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto vigente en el momento en que se estima que todas las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros, se recuperarán o liquidarán.

La compañía incluye los efectos diferidos de impuestos relacionados con diferencias temporales registradas directamente en el capital contable en la insuficiencia en la

actualización del capital.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

k. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda.

l. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

A partir del 1 de enero de 2005 la compañía adoptó las adecuaciones al Boletín D-3 Obligaciones Laborales, el cual incorpora reglas de valuación, presentación y registro para el reconocimiento de obligaciones por remuneraciones al término de la relación laboral por causas distintas a reestructuración. Estos efectos se reconocen mediante estudios actuariales realizados utilizando el método de crédito unitario proyectado.

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

m. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación, se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de diciembre de 2006 y de 2005 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

n. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la pérdida de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (véase

Nota 5a.).

o. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el Boletín C-12 Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos, el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasificó en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, y se actualiza utilizando factores derivados del INPC (véase Nota 5b.).

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

p. (Pérdida) utilidad integral

La (pérdida) utilidad integral está representada por la pérdida neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

q. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

r. Uso de estimaciones

La preparación de estados financieros de acuerdo con las NIFs requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

s. Nuevos pronunciamientos contables

A partir del 1 de enero de 2007, entraron en vigor las disposiciones de las siguientes Normas de Información Financiera (NIF) emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF), las cuales se considera que no tendrán una afectación importante en la información financiera que se presenta:

NIF B-3 Estado de resultados Incorpora, entre otros, un nuevo enfoque para clasificar los ingresos costos y gastos en ordinarios y no ordinarios, elimina las partidas especiales y extraordinarias y establece que la participación de los trabajadores en la utilidad se debe de considerar como una partida de naturaleza hibrida y no como un impuesto a la utilidad.

NIF B-13 Hechos posteriores Requiere, entre otros, que se reconocerán en el período en que realmente se lleven a cabo las reestructuraciones de activos y pasivos y las renuncias por los acreedores a ejercer su derecho de hacer exigible los adeudos en los casos de situaciones de incumplimiento por la entidad con compromisos de contratos de

deuda. Estos asuntos solo se revelaran en notas a los estados financieros.

NIF C-13 Partes relacionadas Amplía, entre otros, la definición (alcance) del concepto de partes relacionadas e incrementa los requisitos de revelación en notas a los estados financieros

NIF D-6 Capitalización del Resultado Integral de Financiamiento Establece, entre otros, la obligación de la capitalización del resultado integral de financiamiento y reglas para su capitalización.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$).

Al 31 de diciembre de 2006 el tipo de cambio fue de $10.8116 por dólar americano ($10.7109 al 31 de diciembre de 2005).

La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, sin embargo cuenta con una cobertura natural, ya que el 77% de sus ventas están denominadas en esta moneda.

NOTA 4 - DEUDA A CORTO Y LARGO PLAZO:

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 31 de diciembre de 2006 la deuda del Grupo Suspensiones asciende a $1,920,615 (US$177.6 millones) y se divide en un Bloque A por $1,311,132 (US$121.3 millones) y un Bloque B por $609,484 (US$56.4 millones).

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

La compañía y sus bancos acreedores efectuaron un análisis de los términos y condiciones del RCA, con el propósito de adecuarlos a las actuales circunstancias de la industria en la que participa, por lo que el 27 de julio de 2005, se firmó un convenio modificatorio Amendment Agreement con los bancos acreedores del RCA, en donde se modifican algunos términos incluidos en el contrato original, entre los cuales destacan: a) la modificación en los importes de las amortizaciones replicando la estacionalidad en los ingresos que le es común a la industria automotriz, b) el plazo de vencimiento de las mismas, pasando del 31 de diciembre de 2008 al 15 de junio de 2010; c) la modificación de algunas restricciones financieras y ciertos términos y condiciones incluidas en el contrato original para adecuarlas a las nuevas condiciones acordadas con los bancos acreedores.

Este financiamiento seguirá causando intereses a la Eurodollar Rate más un margen de 3.5% hasta el 15 de junio del 2010, siempre y cuando se haya venido cumpliendo con el

nuevo programa de amortización, ya que de lo contrario los bancos acreedores tendrían derecho a una sobre tasa de 2 puntos porcentuales adicionales a partir del 1 de enero del 2007.

Al 31 de diciembre de 2006 la compañía cumple con las restricciones establecidas por este crédito.

Emisión de obligaciones con vencimiento en 2010

En diciembre de 2002 SISA emitió US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de diciembre de 2006 el saldo principal insoluto de estas obligaciones, incluyendo los intereses capitalizados asciende a $684,189 (US$63.3 millones).

Crédito simple de Fundimak

El 28 de junio de 2004, Fundimak obtuvo un crédito simple a plazo determinado con Comerica Bank México, S. A. por US$25 millones. El crédito está garantizado con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos, S. A. de C. V. (Rassini Frenos) e Inmobiliaria Rassini, S. A. de C. V. en su carácter de obligados solidarios.

En el año de 2005 la compañía incumplió en el segundo y tercer trimestre las razones de cobertura de intereses y apalancamiento establecidas para este crédito, obteniendo dentro del mismo año las dispensas correspondientes.

Como consecuencia de un menor volumen de ventas, debido al término del ciclo de producción de la principal plataforma automotriz surtida durante los últimos ocho años, y al arranque diferido de los nuevos contratos, que sustituirán la disminución del volumen; Se generó un efecto desfavorable en los resultados de la compañía, incumpliendo en el tercer y cuarto trimestre de 2006 las razones financieras establecidas para este crédito. En enero de 2007 se obtuvieron las dispensas correspondientes. El saldo del crédito a la fecha de entrega de este reporte asciende a US$ 12.5 millones.

NOTA 5 - INVERSIÓN DE LOS ACCIONISTAS:

a. Estructura accionaria

Al 31 de diciembre de 2006 el capital social está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
A	147,762,156
B	70,983,776
C	70,983,776
	289,729,708

Las acciones de la Serie A (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie B tienen derechos de voto pleno. Las acciones de la Serie C no tienen

derecho a voto.

Para efectos de cotización en el mercado de valores de México, la compañía ha emitido Certificados de Participación Ordinarios (CPOs), que amparan cada uno de ellos una acción de la Serie A (CPOs - A), y las acciones de las Series B y C cotizan en el mercado bajo CPOs que amparan cada uno de ellos una acción de la Serie B y una acción de la Serie C (CPOs - BC).

b. Cambio de la denominación social.

De acuerdo a la Nueva Ley del Mercado de Valores publicada en el Diario Oficial de la Federación el 30 de diciembre de 2005 y que entró en vigor en junio de 2006, establece que las sociedades anónimas cuyas acciones representativas del capital social o títulos de crédito que representen dichas acciones, y que se encuentren inscritas en el Registro Nacional de Valores, formarán su denominación social libremente conforme a lo previsto en el artículo 88 de la Ley General de Sociedades Mercantiles, debiendo adicionalmente agregar a su denominación social la expresión "Bursátil", o su abreviatura "B".

Por lo anterior, el día 15 de diciembre de 2006 fue celebrada una Asamblea General Extraordinaria para reformar los Estatutos Sociales de la empresa y adecuarlos a las nuevas disposiciones de la Ley del Mercado de Valores.

En dicha Asamblea se resolvió que la denominación de la Sociedad es SANLUIS Corporación, e irá siempre seguida de las palabras SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE, o de su abreviatura, S. A. B. de C .V.

c. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie B de SISA, si la compañía no liquida el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurre algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de diciembre de 2006 el saldo del principal asciende a $925,347 (véase Nota 2o.).

NOTA 6 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

El resultado fiscal difiere del resultado contable consolidado debido, principalmente, a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles. El ISR corriente de 2006 corresponde principalmente al impuesto a cargo de la subsidiaria de Brasil que no se incorpora en el esquema de consolidación fiscal.

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. A partir de 2005 la participación consolidable para efectos fiscales es al 100%.

Como resultado de las modificaciones a la LISR, aprobadas el 13 de noviembre de 2004, la tasa del ISR será del 29% y 28%, en 2006 y 2007, respectivamente.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 7 - COMPROMISOS

a. Arrendamiento operativo de Rassini Frenos

Rassini Frenos celebró un contrato de arrendamiento operativo de maquinaria y equipo con valor de US$18 millones, con un plazo forzoso de ocho años, contados a partir del 1 de enero de 2001.

Durante 2004 Rassini Frenos celebró otro contrato de arrendamiento de maquinaria y equipo con valor de US$2.1 millones, con un plazo forzoso de cinco años contados a partir del 1 de noviembre de 2004.

En 2006 la compañía celebró otro contrato de arrendamiento de maquinaria y equipo con valor de US$0.8 millones, con un plazo forzoso de cuatro años contados a partir del 1 de noviembre del 2006.

A continuación se incluye un análisis de las rentas e intereses futuros convenidos en ambos contratos:

Año que terminará el 31 de diciembre de	Importe
2007	$ 64,225
2008	64,035
2009	4,638
2010	1,006
Total de pagos mínimos requeridos	$ 133,904

Los costos totales de renta de los años terminados el 31 de diciembre de 2006 y de 2005 ascendieron a $38,214 y $35,936, respectivamente.

b. Arrendamiento financiero

Rassini celebró un contrato de arrendamiento financiero de maquinaria con un valor de $29,930 (US$2,690), con un plazo forzoso de 48 meses, contados a partir del mes de junio de 2005. Al 31 de diciembre de 2006 el pasivo neto por este concepto asciende a $19,465.

Durante 2006 Rassini Frenos firmó un contrato de arrendamiento financiero de maquinaria por un importe de $37,768 (US$3,493) con un plazo forzoso de 60 meses con vencimientos trimestrales a partir de noviembre 2006. Al 31 de diciembre de 2006 el pasivo del arrendamiento asciende a $37,768.

c. SANLUIS Developments, LLC

El 20 de septiembre de 2000 CCP SANLUIS, LLC, una sociedad de Chase Capital Partners (JPM) y AIP SANLUIS, LLC, una sociedad de American Industrial Partners (AIP), se asociaron con SANLUIS en su negocio de Frenos Automotrices, a través de la inversión temporal que por US$61.5 millones realizaron en la empresa SANLUIS Developments, LLC, la que a su vez es la tenedora principal de la empresa Fundimak, S. A. de C.V. y subsidiarias, y en las cuales SANLUIS mantiene el control y la administración de dicho negocio de Frenos.

El 20 de septiembre de 2005 terminó el período al que se habían comprometido JPM y AIP para mantener su participación en SANLUIS Developments, LLC. Dichos inversionistas han iniciado negociaciones con SANLUIS para vender sus participaciones, ya que SANLUIS goza contractualmente del derecho de preferencia para adquirir las mismas, conforme a las reglas, términos y condiciones que se tienen establecidos en los contratos celebrados con

dichas sociedades. Es intención de SANLUIS ejercitar su derecho de preferencia para adquirir la participación de JPM y AIP, como se les ha comunicado. No obstante, dichos inversionistas decidieron acudir al arbitraje para que sea un árbitro el que les aclare las dudas que han manifestado tener con respecto a la interpretación de los acuerdos convenidos que determinan la forma mediante la cual se deberá calcular el valor de venta de su inversión.

La resolución definitiva del arbitraje se dio en el mes de septiembre de 2006. El Arbitro dictó su resolución interpretando la forma mediante la cual se deberá de instruir a un banco de inversión que hubiesen elegido las partes, en caso de que en un futuro, JPM y AIP decidan separarse del negocio y las partes no lleguen a un arreglo sobre el precio justo y de mercado de las acciones propiedad de JPM/AIP.

En virtud de que la resolución arbitral es ambigua y confusa con respecto a la forma en la que debe valuarse la inversión de JPM/AIP en caso de llegar a ese extremo, el 2 de octubre de 2006 se procedió a promover una petición para que un juez del Estado de New York determine si la resolución arbitral se aparta o no de lo convenido en los contratos que se tienen celebrados con JPM y AIP.

NOTA 8 - MERCADO

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá. Las operaciones de la subsidiaria localizada en Brasil representaron el 21% y 19% de las ventas netas de 2006 y 2005, respectivamente.

Tres de los clientes de la compañía representaron el 74% y 77% de sus ventas netas durante los años terminados el 31 de diciembre de 2006 y de 2005, respectivamente. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 4 | AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
Administración y Control SANLUIS, S.A. de C.V.	Tenedora	832,643,627	99.99
SANLUIS Co-Inter, S.A.	Tenedora	4,899,999	99.99
Corporación Turistica SANLUIS, S.A. de C.V.	Tenedora	384,048,808	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 4 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
Brembo Rassini, S.A. de C.V.	Producción y Venta de discos y rotores	165,315	24.00	8,495	84,284
TOTAL DE INVERSIONES EN ASOCIADAS				8,495	84,284
OTRAS INVERSIONES PERMANENTES					2,742
TOTAL				8,495	87,026

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 4 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS O AMORT DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
HSBC Bank plc. (banco agente	20/09/2001	0.00							0	52,112	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88							0	0	72,276	0	0	0
RCA (Reestructured Credit Ag	15/06/2010	8.86							0	270,290	324,348	345,971	980,006	0
Emisión de obligaciones Nota	30/06/2010	8.00							0	0	0	0	684,189	0
Comerica	27/06/2009	8.12							0	54,058	54,058	40,544	0	0
Préstamos Brasil	15/05/2008	12.00							0	832	210	0	0	0
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	377,292	450,892	386,515	1,664,195	0

FILE No.82-2807

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS — TRIMESTRE 4 — AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 4 . AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
Lufra Chemical M, SA de CV	15/11/2006	0.00	0	5,490	0	0	0	0						
Otros proveedores		0.00	0	94,050	0	0	0	0						
Simec International	11/12/2006	0.00							0	376,151	0	0	0	0
Sumitomo Canada Limited	30/11/2006	0.00							0	146,168	0	0	0	0
Aceros Villares	01/12/2006	0.00							0	53,751	0	0	0	0
Hamilton Steel GP	01/12/2006	0.00							0	48,530	0	0	0	0
Proezagrade, S de RL de CV	15/11/2006	0.00							0	15,773	0	0	0	0
Gerdau	05/12/2006	0.00							0	12,708	0	0	0	0
Monroe de México, SA de CV	06/12/2006	0.00							0	5,751	0	0	0	0
Partes Plásticas de México,	13/12/2006	0.00							0	5,141	0	0	0	0
Belgo Minera	12/12/2006	0.00							0	4,804	0	0	0	0
Otros proveedores		0.00							0	160,701	0	0	0	0
TOTAL PROVEEDORES			0	99,540	0	0	0	0	0	829,478	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
		0.00	0	0	0	0	0	0						
Otros pasivos		0.00							0	232,476	0	0	0	0
TOTAL GENERAL			0	99,540	0	0	0	0	0	1,439,246	450,892	386,515	1,664,195	0

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.8116 PESOS POR DÓLAR AMERICANO

Como se menciona en la nota 4 a los estados financieros, la compañía entró en un programa de reestructura la cual concluyó en diciembre 2002, dentro de la cual se incluyó un programa de Europapel Comercial por US$ 77.5 millones, donde se logró la aceptación del 75% de los tenedores, durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado, aceptaron hacerlo en los mismos términos y condiciones. Este instrumento se considera a corto plazo por las características y condiciones de su emisión original, donde los plazos eran de 90 a 180 días, con cobro de intereses en forma anticipada, la deuda no reestructurada por $ 52,112 miles (US$ 4.8 millones) fue la parte de los tenedores que no se incorporaron a dicha reestructura.

Se incluyen los pasivos de los principales proveedores, considerando el saldo al 31 de diciembre de 2006, con vencimientos de acuerdo a las condiciones actuales con cada uno de ellos, haciéndose revolventes con el transcurso del tiempo, dependiendo del volumen de operaciones que mantengan las compañías del grupo.

El saldo de otros pasivos se integra principalmente por provisiones de gastos de operación, prestaciones al personal, prestación de servicios e intereses que se van devengando en el transcurso del tiempo, los cuales se van haciendo revolventes y son pagados conforme su exigibilidad la cual es muy variable.

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	88,987	962,092	16,118	174,261	1,136,353
PASIVO	360,263	3,895,023	18,608	201,182	4,096,205
CORTO PLAZO	128,882	1,393,421	18,608	201,182	1,594,603
LARGO PLAZO	231,381	2,501,602	0	0	2,501,602
SALDO NETO	(271,276)	(2,932,931)	(2,490)	(26,921)	(2,959,852)

OBSERVACIONES

Incluye activos y pasivos monetarios. EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.8116 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.1372

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,971,174	4,316,970	(2,345,797)	0.58	(13,606)
FEBRERO	1,904,687	4,231,683	(2,326,997)	0.15	(3,490)
MARZO	1,982,572	4,287,960	(2,305,389)	0.12	(2,766)
ABRIL	1,896,348	5,010,209	(3,113,861)	0.14	(4,359)
MAYO	2,716,920	4,307,091	(1,590,171)	(0.44)	6,997
JUNIO	2,829,536	5,047,548	(2,218,012)	0.08	(1,774)
JULIO	2,439,266	5,171,131	(2,731,865)	0.27	(7,376)
AGOSTO	2,179,624	4,814,947	(2,635,323)	0.51	(13,440)
SEPTIEMBRE	2,215,306	4,929,746	(2,714,440)	1.01	(27,416)
OCTUBRE	2,722,072	4,167,263	(1,445,191)	0.43	(6,214)
NOVIEMBRE	2,664,716	3,916,442	(1,251,726)	0.52	(6,509)
DICIEMBRE	2,772,479	4,021,453	(1,248,974)	0.42	(21,016)
ACTUALIZACIÓN				0.00	(1,891)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					(102,860)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

N/A

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
Rassini Xalostoc (1)	Fabricación y venta de muelles	2,165	72.00
Rassini Piedras Negras (1)	Fabricación y venta de resortes	6,140	75.00
Rassini Piedras Negras (1)	Fabricación y venta de muelles	5,209	55.00
Rassini Torsion Bars (1)	Fabricación y venta de barras de torsión	4,122	22.00
Suspensiones Rassini (1)	Fabricación y venta de muelles	4,200	83.00
Rassini Frenos (1)	Fabricación y venta de discos, tambores y	6,924	54.00
Bypasa (1)	Fabricación y venta de bujes	45,349	62.00
Muelles Brasil (2)	Fabricación y venta de muelles	58,000	90.00
Resortes Brasil (1)	Fabricación y venta de resortes	3,200	93.00
Rassini Chassis System (1)	Fabricación y venta de resortes	4,000	71.00

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 4 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
Solera	Simec International	Solera	Sumitomo		56.6
Solera	Aceros Villares (Brasil)	Solera	Hamilton Steel GP		0
Solera	Gerdau (Brasil)				0
Barra redonda	Simec International	Barra redonda	Hamilton Steel GP		0
Barra redonda	Aceros Villares (Brasil)				0
Barra redonda	Gerdau (Brasil)				0
Barra redonda	Hylsa				0
Chatarra de 1a. (automotríz)	Materiales siderúrgicos y desp				24.2
Chatarra de 1a. (automotríz)	Hylsa Puebla				0

OBSERVACIONES

Los porcentajes del costo de producción se presentan por nuestros dos sectores de negocio, el acero (solera y barra redonda) para la división suspensiones y la chatarra para la división frenos.

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 4 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
(1) Muelles	402,626	183,156	0.0	Rassini	Armadoras Automotric
(1) Barras de *torsió*	628,668	46,862	0.0	Rassini	Armadoras Automotric
(1) Resortes helicoi	5,234,837	467,429	0.0	Rassini	Armadoras Automotric
(1) Discos, tambores	3,706,552	404,275	0.0	Rassini	Armadoras Automotric
(2) Brasil	53,445	1,313,380	0.0	RNA	Armadoras Automotric
(1) Bujes	2,806,800	12,298	0.0	Bypasa	Armadoras Automotric
EXTRANJERAS					
(1) Muelles	5,544,921	3,300,964	0.0	Rassini	Armadoras automotric
(1) Barras de Torsió	300,683	37,819	0.0	Rassini	Armadoras automotric
(1) Resortes helicoi	2,112,577	265,827	0.0	Rassini	Armadoras automotric
(1) Discos, tambores	2,991,163	691,520	0.0	Rassini	Armadoras automotric
(2) Brasil	5,361	130,896	0.0	RNA	Armadoras automotric
TOTAL		6,854,426			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 4 | AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
(1) Muelles	5,544,921	3,300,964	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Barras de Torsió	300,683	37,819	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Resortes helicoi	2,112,577	265,827	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Discos, tambores	2,991,163	691,520	E.U.A.	Rassini	Armadoras automotric
(2) Brasil	5,361	130,896	Sudamérica, Alemania	RNA	Armadoras automotric
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	4,427,026	

OBSERVACIONES

(1)Piezas, (2)Toneladas. El volumen se presenta en unidades. El monto se presenta en miles de pesos. Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas realizadas en estos países como nacionales y las realizadas fuera de estos como de exportación.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS
SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 4 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A	0.0000	11	147,762,156	0	147,762,156	0	14,250	0
B	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
C	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
TOTAL			289,729,708	0	147,762,156	141,967,552	27,942	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 289,729,708

OBSERVACIONES

Las acciones series B y C no cotizan individualmente, se integran en 70,983,776 CPOs denominados como CPOs-BC cotizan en la BMV, integrados por una acción B y una C. Las acciones serie A cotizan individualmente a través de CPOs-A que representan cada uno una acción A.

FILE No.82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

CONSOLIDADO

Impresión Final

Ninguna de importancia

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América) se utiliza la metodología establecida en el Boletín B-15 Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras, convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.3399	2.1372
Tipo de cambio promedio	2.4333	2.1765

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	10.7109	10.8116
Tipo de cambio promedio	10.8957	10.9059

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de diciembre de 2006 y 2005 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importantes.

NOTAS A LOS ESTADOS FINANCIEROS

CONSOLIDADO

Impresión Final

r04: Los gastos de operación incluyen la depreciación y la amortización del año por $357,365 en 2006 y $347,473 en 2005 ver renglón c-13 del estado de cambios

c06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 23.7 millones.

r32: El ISR causado corresponde principalmente al impuesto a cargo de la subsidiaria de Brasil.

END

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS